Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

October 14, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	General Electric Company
Form 10-K for the Fiscal-Year ended December 31, 2009
Filed February 19, 2010
File No. 001-00035

Dear Mr. Jaramillo:

We are responding to your comment letter dated September 24, 2010, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal-Year ended December 31, 2009

Financing Receivables, page 47

1.
Reference is made to your response to our prior comment 3. In this regard, please provide us with the numerator and denominator used in the calculation of each of your ratios presented in the table within your response to our comment 3 in respect to the allowance as a percent of nonearning receivables in CLL-Europe absent the acquisition of Interbanca S.p.A. Please reconcile the aforementioned numerator and denominator of each ratio to the amounts presented as allowance for losses and nonearning receivables on page 48 in your Form 10-Q for the quarterly period ended March 31, 2010.

Response:

We supplementally advise the Staff of the numerator and denominator used in the calculation of each of the ratios presented in the table within our response to your prior comment 3 in respect to the allowance as a percent of nonearning receivables in CLL-Europe absent the acquisition of Interbanca S.p.A.

(1)

	December 31, 2008					December 31, 2009					March 31, 2010
($ in millions)	Allowance for losses		Nonearning receivables		%	Allowance for losses	Nonearning receivables		%		Allowance for losses		Nonearning receivables		%

As reported in
March 31, 2010
Form 10-Q						$575		$1,441		39.9%	$484		$1,126		43.0%

Less effect of 2010
business transfer						(31)	(a)	(61)	(a)		N/A	(b)	N/A	(b)

As reported in
2009 Form 10-K	$288		$345		83.5%	544		1,380		39.4%

Less amounts
attributable to
Interbanca, S.p.A.	N/A	(c)	N/A	(c)		(66)		(685)		9.8%	(73)		(635)		11.4%

As per our
response to
prior comment 3	$288		$345		83.5%	$478		$695		68.7%	$411		$491		83.6%

(a)
Adjustment to exclude the effects of the 2010 transfer of the Consumer business in Italy from Consumer to CLL-Europe, from the 2009 balances. See footnote (b) to the table on page 48 of our March 31, 2010 Form 10-Q.

(b)	Not applicable as transfer described in (a) was effective in 2010 and reflected in the March 31, 2010 balances.
(c)	Not applicable as Interbanca S.p.A. was acquired in 2009.

2.
We note from your response to our prior comment 3 that the primary reason for the difference in the ratio of allowance for losses to nonearning receivables of 68.7% at the December 31, 2009 as compared to the same ratio at December 31, 2008 and March 31, 2010 is primarily attributable to nonearning accounts with higher levels of collateral value at December 31, 2009, requiring lower levels of specific reserves relative to the remaining impaired loan population. Specially, within your senior secured lending portfolio, 11 accounts were nonearning at December 31, 2009, with a balance of $250 million and a corresponding specific reserve balance of approximately $115 million, respectively. In this regard, please explain to us the underlying contributing factors and circumstances that resulted in these 11 additional accounts having higher levels of collateral value at December 31, 2009 as compared to the collateral value associated with the nonearning receivable loan population at December 31, 2008 and March 31, 2010.

(2)

Response:

We supplementally advise the Staff that the 11 accounts that were classified as nonearning at December 31, 2009 were from our senior secured lending portfolio within CLL-Europe.  We measured the impairment at December 31, 2009 on these 11 accounts at the individual loan level, based on a discounted cash flow methodology to derive our estimate of value, as the underlying equity of the business serves as collateral for these loans.   In estimating future cash flows, we considered the effect of potential changes to the capital structure of these companies (e.g. restructuring of our debt facility, equity infusions by the shareholders, or additional financings by other financial institutions).

As 9 of these 11 accounts were resolved in the first quarter of 2010, our ratio of the allowance as a percent of nonearning receivables in CLL - Europe increased from 68.7% at December 31, 2009 to 83.6% at March 31, 2010.  Our experience with these loans in the first quarter of 2010 confirmed our estimates as appropriate.  Upon resolution of the accounts, as described in our response to your prior comment 3, the increase in the ratio reflected a nonearning composition similar to December 31, 2008, which was mainly comprised of equipment finance and trade receivable factoring products.  Absent these 11 accounts, our ratio of the allowance to nonearnings in CLL - Europe at December 31, 2009 was 81%, which is consistent with both the ratios at December 31, 2008 and March 31, 2010.  Additionally, we note that given the relatively small size of this portfolio, the ratio of the allowance as a percent of nonearning receivables is very sensitive to shifts in the mix of nonearning loans.

3.
We note your response to prior comment 6 where you indicate that you do not intend to include in your revised proposed disclosure the information from your July 30, 2010 response letter that details the amount of impaired loans that did not require a specific allowance. The disclosure of the amount of the recorded investment for which there is no related allowance for credit losses is a required disclosure under FASB ASC 310-10-50-15 (paragraph 20 of SFAS 114). Accordingly, please revise your proposed revised disclosure to include the amount of the impaired loans that did not require a specific allowance similar to the last two paragraphs of your response to our comment 11 in your July 30, 2010 letter.

Response:

We supplementally advise the Staff that the impaired loan disclosures required by FASB ASC 310-10-50-15 (paragraph 20 of SFAS 114) are located on pages 51 and 112 of our 2009 Form 10-K and pages 16 and 50 of our first quarter 2010 Form 10-Q.

The last two paragraphs of our response to comment 11 in our letter dated July 30, 2010 was intended to provide the Staff with supplemental information in response to its specific questions and are a subset of the impaired loan disclosure referenced above.

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4.
We note your response to prior comment 8 where you indicate that since you have the ability to hold collateral subsequent to foreclosure in order to stabilize operating results and maximize recovery, you do not view the satisfaction of foreclosed loans to be solely dependent on the sale of collateral and therefore do not believe that further adjustment of fair value estimates to reflect your estimated cost to sell the property are necessary under FASB ASC 310-10-35-23. We note that the requirement in ASC 310-10-35-23 is not whether you have the ability to hold the collateral for an additional period, but rather whether repayment or satisfaction of the loan is dependent on the sale of the collateral. We note that only if the repayment or satisfaction of the loan is dependent only on the operation, rather than the sale, of the collateral, the measure of impairment should not incorporate estimated costs to sell. Thus, it would not appear based on your response that you met the criteria to exclude the estimated costs to sell in the valuation of the collateral dependent loan prior to foreclosure. We also note the portion of your response where you provide an indication of the amount of estimated selling costs that would need to be factored in based on your current portfolio of foreclosed real estate. However, the staff notes that the amount of any adjustment would seem to be dependent upon the value of the collateral-dependent impaired loans at each date, and not that the actual value of foreclosed real estate at the most current date. Please revise to clarify your policy, and provide a quantitative analysis of the amount of collateral dependent loans at December 31, 2009, March 31, 2010, June 30, 2010, separately indicating the ones where you believe that the loan satisfaction is dependent upon the sale of the collateral versus the ones where you believe satisfaction of the loan is dependent on the operation of the collateral, along with an estimate of selling costs. For situations where you believe the satisfaction of the loan is dependent upon the operation of the collateral, please provide a description of the types of loans, how you manage the operation of the collateral, and the steps taken to recover the cash flows from the operation of the collateral.

Response:

Prior to the third quarter of 2010, our practice for foreclosed property received in satisfaction of a loan was to record the property at the lower of the net amount of the loan or the fair value of the property, and if the foreclosed property met the held for sale criteria of ASC 360-10-45-9 at the time of foreclosure, to further deduct our estimated cost to sell the property.

We note this accounting treatment is in accordance with the guidance in ASC 310-40-40-7, which states:

“The Impairment or Disposal of Long-Lived Assets Subsections of 360-10 require a foreclosed asset that is newly acquired and that is classified as held for sale to be recognized at the lower of its carrying value or fair value less cost to sell.”

We also note the guidance in ASC 310-40-40-3, which states:

“A creditor that receives long-lived assets that will be sold from a debtor in full satisfaction of a receivable shall account for those assets at their fair value less cost to sell, as that term is used in paragraph 360-10-35-43. The excess of the recorded investment in the receivable satisfied over the fair value of assets received (less cost to sell, if required above) is a loss that shall be recognized.”

Given that ASC 360-10-35-43 relates to accounting for assets held for sale, we interpret the reference to ASC 360-10-35-43 as requiring a deduction for the creditor’s cost to sell only when the foreclosed property meets the held for sale criteria. We believe that the parenthetical reference of “less cost to sell, if required above” (emphasis added) supports this interpretation.

(4)

In light of the Staff’s comments, beginning in the third quarter of 2010, we revised our policy to begin deducting our estimated cost to sell for all foreclosed real estate regardless of their classification under ASC 360-10. The effect of this change was a reduction of the current carrying value of foreclosed real estate of $7 million, which reflects the effects of deducting approximately $27 million of selling costs that would have been incorporated into the carrying value of the property at the time of foreclosure, updated for subsequent impairments.

With respect to the impaired loan population, our Real Estate loan surveillance practice identifies a loan as impaired when it is probable that we will be unable to collect all amounts due according to original contractual terms of the loan agreement. As part of this evaluation, we classify Real Estate loans as impaired when the most recent valuation reflects a projected loan-to-value ratio at maturity in excess of 100%, even if the loan is currently paying in accordance with its contractual terms. As of June 30, 2010, 71% of our impaired loans are currently paying in accordance with the contractual terms of the loan. Given that we do not wait until a loan is delinquent to recognize a loan as impaired, the ultimate recoverability of these impaired loans is driven by collection strategies that do not necessarily depend on the sale of the collateral and include full or partial repayments facilitated by third party refinancing and restructurings.  Our experience indicates that repayment typically is achieved through the borrower’s ability to refinance or restructure the loan based on the operation of the underlying collateral, consistent with ASC 310-10-35-23. This is consistent with our underwriting practices, where these loans are underwritten at loan-to-value and debt service coverage ratios that contemplate principal repayment from third-party lender refinancing, as opposed to foreclosure of collateral.

We measure specific reserves on impaired loans using either (1) the present value of expected future cash flows discounted at the loan’s effective interest rate (“DCF” measurement); (2) fair value as a practical expedient if the loan is collateral dependent (which includes instances where we do not intend to foreclose); or (3) fair value of collateral if foreclosure is probable in accordance with ASC 310-10-35-32.

ASC 310-10-35-23 states, “If a creditor uses the fair value of the collateral to measure impairment of a collateral-dependent loan and repayment or satisfaction of a loan is dependent on the sale of the collateral, the fair value of the collateral shall be adjusted to consider estimated costs to sell. However, if repayment or satisfaction of the loan is dependent only on the operation, rather than the sale, of the collateral, the measurement of impairment shall not incorporate estimated costs to sell the collateral.”

The following table segments our Real Estate impaired loan population as of December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010 based on impairment measurement methodology, and includes the estimated cost to sell the underlying collateral as of September 30, 2010.

(5)

($ in billions, except estimated selling costs which are in millions)

Category	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	Estimated Selling Costs

DCF measurement – foreclosure not probable	$2.2	$1.6	$0.7	$1.2	$12-16	(a)
Fair value of collateral as practical expedient -					100-
foreclosure not probable	3.0	4.2	5.7	6.0	130	(a)
Fair value of collateral – foreclosure probable	1.3	1.7	1.9	1.9	42

Total impaired loans	$6.5	$7.5	$8.3	$9.1	$154-188

(a)
The costs in the above table reflect our estimated range of discounted cost to sell the underlying loan collateral as of September 30, 2010, assuming the collateral was foreclosed and subsequently liquidated. Actual selling costs are influenced by a number of factors, including asset characteristics, market conditions, marketing strategy and legal requirements that may differ significantly by asset. Additionally, due to the legal complexities involved in executing foreclosures and the uncertainty regarding timeframe required to successfully market properties upon foreclosure, the periods for which to discount such costs are inherently difficult to estimate, especially for properties that we do not intend to foreclose and liquidate. Accordingly, we have estimated a range of discounted costs reflecting the hypothetical nature of the assumptions and difficulty in accurately forecasting such costs.

With regard to loans where foreclosure is not probable, our practice is not to include costs to sell in our specific reserve measurement as our experience indicates that our collateral-dependent impaired loans are dependent on the operation of the collateral, rather than the sale, to satisfy repayment of the loan.  We note that as a percentage of beginning of quarter impaired loans for each period below, we have seen the following resolution activity:

($ in millions)	Q3’09	Q4’09	Q1’10	Q2’10	Q3‘10

Beginning of quarter impaired loans	$3,339	$6,235	$6,519	$7,479	$8,281

Resolution activity:

Foreclosure	9.7%	3.8%	2.8%	2.2%	4.2%

Restructures and payoffs	7.5%	11.9%	12.4%	5.4%	18.3%

Discounted payoffs	1.3%	–%	1.9%	3.5%	7.7%

Remaining beginning of period impaired loans	81.5%	84.3%	82.9%	88.9%	69.8%

Our loan workout history indicates that repayment through refinancing does not result in a reduction of cash flows available to repay the loan due to selling costs. Our experience with discounted repayments indicates an average recovery of specific reserves of approximately 15% (reserve recovery divided by specific reserve prior to repayment), demonstrating that proceeds for loans resolved through discounted repayments are not reduced by a cost of sale factor.  In fact, the ability of our borrowers to successfully operate their properties correlates directly to their ability to obtain refinancing or restructuring of their related loans.

(6)

We believe that the above experience supports our view that the majority of our collateral-dependent impaired loans are dependent on the operation of the collateral, rather than the sale of collateral, and unless foreclosure is probable, should not be measured for impairment inclusive of our costs to sell as those costs are not probable of being incurred and will not reduce the cash flows available to repay or otherwise satisfy the loan.  We believe that ASC 310-10-35-24 supports this view, in that it states, “A creditor shall consider estimated costs to sell, on a discounted basis, in the measure of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan (emphasis added).”

With respect to properties where we believe foreclosure is probable, our practice has been to segregate this population into two categories:

•
Properties where we do not have the intent or ability to satisfy the loan through other than sale of the underlying collateral. Typically these properties would include our owner-occupied lending portfolio, which due to the nature of the collateral presents limited opportunity to recover principal through the operations of the property post-foreclosure. For these properties, our practice has been to deduct cost to sell in our measurement of impairment upon the determination that foreclosure is probable. Amounts included in our specific reserve measurement relative to this category represent approximately $16 million of the $42 million estimated cost to sell for properties probable of foreclosure presented in the above table.

•
Properties for which we have the ability to operate and stabilize post-foreclosure. For these properties, our practice has been to evaluate whether we expect to meet the criteria of ASC 360-10-35-43. If so, costs to sell have been deducted from the measure of impairment. If we do not expect to meet the criteria in ASC 360-10-35-43, we have not historically deducted the related costs to sell from our specific reserves.

In light of the Staff’s comments, beginning in the third quarter of 2010, we began deducting our estimated cost to sell for all impaired loans for which foreclosure is probable under a presumption that we would rely solely on sale of the collateral for satisfaction of the loan. The effect of this change was an after-tax charge to earnings of $17 million during the third quarter of 2010.

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Should you have any questions regarding this matter, please don’t hesitate to contact me at 203-373-2444.

GENERAL ELECTRIC COMPANY

/s/ Jamie S. Miller
Jamie S. Miller
Vice President – Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel
W. J. O’Mara, Partner, KPMG LLP

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